UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38409

Mogo Inc.
(formerly known as Mogo Finance Technology Inc.)

516-409 Granville Street

Vancouver, British Columbia

V6C 1T2, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Inc.

Date: March 27, 2024	By:	/s/ Gregory Feller
Name: Gregory Feller
Title: President & Chief Financial Officer

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Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1

Press release dated March 27, 2024 announcing the Nomination of an Independent Candidate for Election to WonderFi’s Board of Directors – Supports KAOS Capital’s Call for a Fundamental Transformation of Board

99.2	Early warning report dated March 27, 2024

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